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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                               ASB Financial Corp.
                   __________________________________________
                                (Name of Issuer)


                           Common shares, no par value
                   __________________________________________
                         (Title of Class of Securities)


                                   00205P 10 7
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00205P 10 7                 13G


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ASB Financial Corp. Employee Stock Ownership Plan


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) _____

                                                               (b) __X__


  3    SEC USE ONLY



  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio


                   5   SOLE VOTING POWER

                             -0-
    NUMBER OF
     SHARES        6   SHARED VOTING POWER
  BENEFICIALLY
     OWNED                   -0-
    BY EACH
REPORTING PERSON   7   SOLE DISPOSITIVE POWER
      WITH
                             -0-


                   8   SHARED DISPOSITIVE POWER

                             126,960


  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             126,960


  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             7.4%


  12   TYPE OF REPORTING PERSON*

       EP

CUSIP No. 00205P 10 7                 13G


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       First Bankers Trust Company, N.A.


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) _____

                                                               (b) __X__


  3    SEC USE ONLY



  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


                   5   SOLE VOTING POWER

                             109,069
    NUMBER OF
     SHARES        6   SHARED VOTING POWER
  BENEFICIALLY
     OWNED                   -0-
    BY EACH
REPORTING PERSON   7   SOLE DISPOSITIVE POWER
      WITH
                             -0-


                   8   SHARED DISPOSITIVE POWER

                             109,069


  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             126,960


  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             7.4%


  12   TYPE OF REPORTING PERSON*

       BK

ITEM 1(A).  Name of Issuer:

            ASB Financial Corp.

ITEM 1(B).  Address of Issuer's Principal Executive Offices:

            503 Chillicothe Street
            Portsmouth, Ohio  45662

ITEM 2(A).  Name of Persons Filing:

            First Bankers Trust Company, N.A.

            ASB Financial Corp. Employee Stock Ownership Plan

ITEM 2(B).  Address of Principal Business Office or, if none, Residence:

            First Bankers Trust Company, N.A.
            1201 Broadway
            Quincy, Illinois  62301

            ASB Financial Corp. Employee Stock Ownership Plan
            First Bankers Trust Company, N.A., Trustee
            1201 Broadway
            Quincy, Illinois  62301

ITEM 2(C).  Citizenship:

            First Bankers Trust Company, N.A.
              Organized under the laws of the United States

            ASB Financial Corp. Employee Stock Ownership Plan:
            Organized in Ohio

ITEM 2(D).  Title and Class of Securities:

            Common shares, no par value

ITEM 2(E).  CUSIP Number:

            00205P 10 7

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a) [ ] Broker or Dealer registered under Section 15 of the Act

               (b) [X] Bank as defined in section 3(a)(19) of the Act

               (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

               (d) [ ] Investment Company registered under section 8 of the
                       Investment Company Act

               (e) [ ] Investment Advisor registered under section 203 of the
                       Investment Advisers Act of 1940

               (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

               (g) [ ] Parent Holding Company, in accordance with
                       ss. 240.13d-1(b)(1)(ii)(G)

               (h) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

ITEM 4.           Ownership:

            FIRST BANKERS TRUST COMPANY, N.A.

            (a)   Amount Beneficially Owned:
                  126,960

            (b)   Percent of Class:
                  7.4

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:
                        109,069

                  (ii)  shared power to vote or to direct the vote:
                        -0-

                  (iii) sole power to dispose or to direct the disposition of:
                        -0-

                  (iv)  shared power to dispose or to direct the disposition of:
                        126,960

                  ASB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN

                  (a)   Amount Beneficially Owned:
                        126,960

                  (b)   Percent of Class:
                        7.4%

                  (c)   Number of Shares as to which such person has:

                        (i)   sole power to vote or to direct the vote:
                              -0-

                        (ii)  shared power to vote or to direct the vote:
                              -0-

                        (iii) sole power to dispose or to direct the disposition
                              of:                 -0-

                        (iv)  shared power to dispose or to direct the
                              disposition of:   126,960

                  There are 126,960 common shares owned by the ASB Financial Corp. Employee Stock Ownership Plan (the "Plan"). First Bankers Trust Company, N.A., is the Trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received, the Plan provides that the Trustee shall vote such shares in the Trustee's discretion. As of December 31, 1996, 17,891 shares had been allocated to Plan participants.

                  Although the Trustee has general authority to sell assets, because the Plan provides that the Trustee is to invest primarily in shares of the issuer, the authority to dispose of such shares is limited by the Plan.


ITEM 5.                 Ownership of Five Percent or Less of a Class:

                  Inapplicable

ITEM 6.                 Ownership of More Than Five Percent on Behalf of
                        Another Person:

                  Inapplicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  Inapplicable

ITEM 8.                 Identification and Classification of Members of the
                        Group:

                  Inapplicable

ITEM 9.                 Notice of Dissolution of Group:

                  Inapplicable

ITEM 10.          Certification:

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        FIRST BANKERS TRUST COMPANY, N.A.


2/14/97                             By: /s/ Carmen Walch
____________________                    ________________________________________
Date                                    Carmen Walch
                                        Trust Officer


                                    ASB FINANCIAL CORP. EMPLOYEE
                                    STOCK OWNERSHIP PLAN


                                    By First Bankers Trust Company, N.A.,
                                       Trustee


2/14/97                             By: /s/ Carmen Walch
____________________                    ________________________________________
Date                                    Carmen Walch
                                        Trust Officer

                                    EXHIBIT A

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G



     The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of ASB Financial Corp., an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.




                                    FIRST BANKERS TRUST COMPANY, N.A.



2/14/97                             By: /s/ Carmen Walch
____________________                    ________________________________________
Date                                    Carmen Walch
                                        Trust Officer


                                    ASB FINANCIAL CORP. EMPLOYEE
                                    STOCK OWNERSHIP PLAN

                                    By First Bankers Trust Company, N.A.,
                                       Trustee



2/14/97                             By: /s/ Carmen Walch
____________________                    ________________________________________
Date                                    Carmen Walch
                                        Trust Officer